UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.12 )*

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Cynthia A. Scheuer

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

518-533-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2005

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Sole Voting Power	3,793,436

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	3,793,436

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,793,436

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13	Percent of Class Represented by Amount in Row (11)	4.48%

14	Type of Reporting Person (see Instructions)	CO

Schedule 13D/A

This Amendment No. 12 to the Schedule 13D amends Item 5 of the Schedule 13D originally filed on December 11, 2000, as amended (the "Schedule 13D") by Mechanical Technology Incorporated, a New York Corporation ("MTI"). Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As a result of an increase in the number of outstanding shares of Common Stock by the Issuer to 84,610,841 as of August 10, 2005 (as reflected in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b) (2) dated August 4, 2005) it has come to MTI's attention that the 3,793,436 shares of the Issuer Common Stock beneficially owned now represents 4.48% of the outstanding shares of Issuer Common Stock.

Accordingly, as MTI no longer beneficially owns 5% or greater of the Issuer's Common Stock, MTI has no further obligation too update the information contained in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2005

Mechanical Technology Incorporated

/s/Cynthia A. Scheuer
By: Cynthia A. Scheuer Title: Vice President, Chief Financial Officer and Secretary